UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 9)*

Arista Networks, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

040413106

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-l(b)

☐	Rule 13d-l(c)

☒	Rule 13d-l(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 040413106

1.	Names of Reporting Persons. Bechtolsheim Family Trust
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 45,940,474 shares (See Item 4(a) below)
	6.	Shared Voting Power 0 (See Item 4(a) below)
	7.	Sole Dispositive Power 45,940,474 shares (See Item 4(a) below)
	8.	Shared Dispositive Power 0 (See Item 4(a) below)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 45,940,474 (See Item 4(a) below)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 14.7%
12.	Type of Reporting Person (See Instructions) IN

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Item 1.

(a)	Name of Issuer:

Arista Networks, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

5453 Great America Parkway

Santa Clara, CA 95054

Item 2.

(a)-(c)	Name of Person Filing; Address of Principal Business Office or, if none, Residence; Citizenship

This Statement is filed by Bechtolsheim Family Trust, c/o Arista Networks, Inc., 5453 Great America Parkway, Santa Clara, CA 95054. The Bechtolsheim Family Trust is a resident of the United States.

(d)	Title of Class of Securities:

Common Stock, $0.0001 par value per share

(e)	CUSIP Number:

040413106

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment advisor in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with§240.13d–1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)

Amount beneficially owned:45,940,474 shares which includes (i) 103,462 shares held directly by Mr. Bechtolsheim, (ii) 45,807,012 shares held by the Bechtolsheim Family Trust for which Mr. Bechtolsheim serves as trustee, and exercises voting and investment control, and (iii) options to purchase an aggregate of 30,000 shares of common stock held by Mr. Bechtolsheim that are exercisable within 60 days of December 31, 2023.

(b)

Percent of class: 14.7% (percentage ownership is calculated based on 312,274,661 shares outstanding as of December 31, 2023, and assumes that the 30,000 shares of common stock underlying the stock options are deemed outstanding pursuant to SEC Rule 13d-3(d)(1)(i)).

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(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 45,940,474 shares (See item 4(a) above).

(ii)	Shared power to vote or to direct the vote: 0 shares (See item 4(a) above).

(iii)	Sole power to dispose or to direct the disposition of: 45,940,474 shares (See item 4(a) above).

(iv)	Shared power to dispose or to direct the disposition of: 0 shares (See item 4(a) above).

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

Page 4 of 5 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 31, 2024
Date

/s/ Andreas Bechtolsheim
Andreas Bechtolsheim TTEE of the Bechtolsheim Family Trust

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